Prevention Insurance.com
2770 S. Maryland Pkwy., # 416
Las Vegas, NV 89109
Office: (702) 732-2758
Fax: (702) 732-2778


March 28, 2007


Securities and Exchange Commission
Washington D.C 20549
Mail Stop 3561


Dear Babette Cooper,

We are in receipt of your comment letters dated August 14, 2006 and January 31, 2007, regarding the referenced filings. As requested in your letter, we have provided responses to the Questions raised by the staff. The matters are listed below:

According to Items 1, 2 and 3 of your comment letters dated August 14, 2006 and January 31, 2006, we have corrected the 10-KSB of April 30, 2005, and the 10-QSB's of July 31, 2005, October 31, 2005, and January 31, 2006, to reflect the proper language required by Item 601(b)(31). Additionally, we have revised our certification to reflect the 10-KSB instead of the 10-Q referenced.

The Company acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in filings.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the Federal Securities Laws of the United States.





Sincerely,
/s/ Scott C. Goldsmith
----------------------
Scott C. Goldsmith
President